August 30, 2024

Joel H. Trotter
Partner, Latham & Watkins LLP
KIMCO REALTY CORP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004

        Re: KIMCO REALTY CORP
            Schedule TO-C filed August 22, 2024
            SEC File No. 5-42000
Dear Joel H. Trotter:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used here have the same meaning as in the offer materials.

Schedule TO-C filed August 22, 2024
Cover Page

1. We note the following statement on the cover page: "The consideration for each Security tendered and accepted for purchase will equal $ , plus accrued and unpaid dividends, if any, for the period from and including the last dividend payment date, to, but not including, the Settlement Date (the 'Offer Price')." The term "Settlement Date" is defined on page 7 of the Offer to Purchase to mean the date the Company pays for tendered securities. Thus, it appears that dividends that may accrue after the Expiration Date and through the Settlement Date could result in a change to the Offer consideration. Please revise the disclosure here and throughout the Offer to Purchase, consistent with our view that any change to the Offer Price can occur only before the Expiration Date, and may require an extension of the offering period under Rule 14e-1(b), or advise.
 August 30, 2024
Page 2

Purpose of and Reasons for the Offer and Consent Solicitation, page 9

2. Please explain the reasons for the timing of the Offer and Consent Solicitation. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.
Potential Effects on Holders of Securities, page 10

3. The first paragraph in this section lists as a potential effect of the Offer and the Consent
       Solicitation that "tendering holders of Securities will receive a purchase price that represents a premium... over recent market prices." Revise to note that since the redemption may not occur until at least mid-2025, if at all, there is no guarantee that the purchase price in the redemption will represent a premium to the market price at that time.
       If you do not believe this is likely. explain the basis for your belief in the revised Offer to
       Purchase.
Fairness of the Offer and Consent Solicitation, page 13

4. We note the disclosure in the first bullet point on page 14 that the Offer Price was "based on price discovery efforts conducted by the Company to determine indicative levels of interest in the Offer." In an appropriate part of the Offer to Purchase, expand to discuss who conducted the price discovery efforts, including whether they were conducted by a financial advisor or other third party on the Company's behalf, when they were conducted, and how.
Factors Considered, page 14

5. The introductory paragraph of this section states that the Board of Directors has determined that both the Offer and the Consent Solicitation are fair to unaffiliated holders of the Securities. However, it is not clear how the factors that follow and that were considered by the Board support the fairness determination as it relates to the Consent
       Solicitation. For example, even if the Company receives the Requisite Approvals, it may choose not to redeem the Class N Preferred and any redemption will be delayed for a significant period, at which time the Offer Price may no longer represent a premium to the trading price of the Class N Preferred. Please revise to discuss more specifically how the
       Board considered and analyzed the fairness of the Consent Solicitation specifically.
6. Refer to the condition listed in the seventh bullet point in this section on page 14 of the
       Offer to Purchase. Expand to identify the "various developments" and "certain selected market indices" to which the Board compared the year-to-date historical trading yields and prices of the Securities. Provide additional detail about this comparison and how it supports the Board's fairness determination.
7. Refer to the eighth bullet point in this section. Identify the "selected public REITs that have certain characteristics in common with the Company," and expand to explain the specific ways in which the Board used this comparison to arrive at its fairness determination.
Approval from Holders of Securities, page 15

8.     Refer to the following statement on page 16 of the Offer to Purchase:
"Should the
       Company elect to waive the receipt of the Requisite Preferred Shareholder Consents as a condition to the Offer, the Company may accept for purchase any Securities validly
 August 30, 2024
Page 3

       tendered (and not subsequently withdrawn) in the Offer on or prior to the Expiration Date without obtaining the approval of any unaffiliated holders of Securities." If you waive the requirement that two-thirds of the Class N Preferred holders provide consents by tendering into the Offer, it appears that the subsequent redemption of any remaining
       Securities could not occur, and that the deregistration and delisting of the Class N
       Preferred would be less likely to result. In addition, the current fairness determination addresses both the fairness of the Offer price and the Consent Solicitation, which currently includes the two-thirds consent requirement. Please confirm that if this Offer condition is waived, the Company will extend the Offer period and disseminate revised disclosure addressing the impact of this change.
Conditions of the Offer and Consent Solicitation, page 23

9. Please revise to more clearly state that the minimum acceptance condition in this Offer is effectively the tender of two-thirds of the outstanding Class N Preferred Stock. The reference to the defined term "Requisite Preferred Shareholder Consents" on page 24 in this section is not clear.
General

10. We note that the Company cannot redeem any Class N Preferred Stock that remains outstanding after the Offer unless Common Stock holders of the Company also approve the redemption. We further note the disclosure that the Company intends to solicit approval for redemption from Common Stock holders in connection with its 2025 annual meeting, and that any redemption of remaining Class N Preferred can occur only after such approval is received. Please advise in your response letter whether a subsequent redemption of the Class N Preferred shares would itself be subject to Rule 13e-3.
11. We note that the Company may but will not be obligated to redeem any Class N Preferred not purchased in the Offer, if it receives the Requisite Approvals. In an appropriate part(s)
       of the Offer to Purchase, discuss how the Company will decide whether or not to redeem any remaining Class N Preferred. This discussion should explain the factors upon which the Company will make this decision, the circumstances under which it would opt not to redeem, and how then-current trading prices of either the Class N Preferred or Common
       Stock would factor into the Company's decision.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions